Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Ultralife Corporation (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Stock and (2) our Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and related provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate”), our Amended and Restated Bylaws (the “Bylaws”) and applicable Delaware law. This description does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the Certificate, Bylaws and applicable Delaware law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 40,000,000 shares of common stock, $0.10 par value per share (“Common Stock”) and 1,000,000 shares of preferred stock, $0.10 par value per share (“Preferred Stock”). The Company’s Common Stock is listed on The Nasdaq Stock Market LLC under the trading symbol “ULBI”. There are no shares of Preferred Stock outstanding.

Common Stock

Fully Paid and Nonassessable

All outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

The holders of shares of Common Stock are entitled to one vote per share, in person or by proxy, on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Alienability

Our Common Stock is not subject to any general restriction on transfer under our Certificate or our Bylaws.

Dividends

The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors, as and when the Board of Directors shall deem expedient, from funds legally available therefor.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to receive pro rata all assets remaining available for distribution to holders of such shares after payment of our outstanding obligations and liabilities, including any sums that may be payable to holders of any Preferred Stock that might be issued in the future.

No Preemptive, Conversion, Redemption, Subscription or Similar Rights

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares of Common Stock.

No Classification of Directors

We do not have staggered terms or classes of directors.

Preferred Stock

We may issue shares of our preferred stock from time to time, in one or more series. Our Board of Directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, voting rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Conversion may be mandatory or at the holder’s option and would be at prescribed conversion rates.

If we designate any series of preferred stock, we will fix the rights, preferences and privileges of the preferred stock of such series, as well as any qualifications, limitations or restrictions thereon, in the certification of designation we file relating to that series, without submitting the same to any vote of the holders of Common Stock for approval.

Anti-Takeover Provisions of the Certificate, Bylaws and Delaware Law

Provisions of the Certificate and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that its stockholders might otherwise deem to be in their best interests. Among other things, the Certificate and Bylaws:

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provide that, any vacancy on the Company’s Board of Directors or any Committee of the Board of Directors, the remaining directors in office, though less than a quorum, by majority may appoint any qualified person to fill such vacancy, and;

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provide that special stockholder meetings may be called at any time, for any purpose, unless otherwise prescribed by statute or by the Certificate by the President; provided, however that special stockholder meetings also shall be called by the President or by the Secretary upon the written request of a majority of directors or stockholders entitled to vote.

As a Delaware corporation, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain transactions between a corporation and a person owning 15 percent or more of the corporation’s outstanding voting stock. Section 203 refers to a 15 percent or more stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15 percent or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of our outstanding voting stock, Section 203 prohibits significant business transactions such as:

●	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and;

●	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

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prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15 percent or more of our outstanding voting stock, or;

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the interested stockholder owns at least 85 percent of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15 percent or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Directors’ Liability

Our Certificate provides that to the fullest extent permitted by the Delaware General Corporation Law a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Certificate provides that we shall indemnify our directors to the fullest extent authorized by the Delaware General Corporation Law and any other applicable law for service as a director of the Company, or at the request of the Company as a director of another corporation, partnership, joint venture trust, employee benefit plan or other enterprise.